UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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11023413

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-49205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd., Suite 720
(No. and Street)

Los Angeles (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Davis 424-442-1380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 14 2011
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

HEATHER A. ROWLAND
COMM. # 1874643
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

State of California

County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me on this 30 day of August, 2011, by

(1) Robert Davis
(name of signer(s))

(2) ____________________
(name of signer(s))

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HEATHER A. ROWLAND
COMM. # 1874643
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 25, 2013

(seal)

[signature]
(signature of notary public)

♦ OPTIONAL INFORMATION ♦

Information below is NOT required by law however may deter fraudulent removal of this form.

DESCRIPTION OF ATTACHED DOCUMENT	RIGHT THUMBPRINT OF SIGNER	CAPACITY CLAIMED BY SIGNER(S)
Oath or Affirmation (Title or type of document) (Title or type of document continued) Number of pages 1 Document Date 8·30·11 (additional information)		☐ Individual(s) ☐ Corporate Officer ____________ ☐ Partner ☐ Attorney-in-Fact ☐ Trustee(s) ☐ Other: ____________

TRITON PACIFIC CAPITAL, LLC
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirement is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

TRITON PACIFIC CAPITAL, LLC

Schedule IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3

As of December 31, 2010

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Subject:	Triton Pacific Capital
From:	Julie Strnad (julie_strnad@yahoo.com)
To:	heidi.udagawa@finra.org;
Cc:	joeyafeh@cpasocal.com; rdavis@tritonpacificcapital.com;
Date:	Thursday, September 8, 2011 1:15 PM

Dear Heidi,

Per our telephone conversation, attached you will find the 2 pages that were missing from the package you received today re: Triton Pacific Capital, LLC's (CRD No. 40817) annual audited report deficiency.

I appreciate your understanding and allowing us to email you the missing pages.

Thank you very much.

Sincerely,
Julie Strnad (310) 398-6445
Asst. to Joseph Yafeh, CPA

SEC MAIL PROCESSING
RECEIVED
SEP 14 2011

Triton Pacific Capital, LLC
11900 W. Olympic Blvd.
Suite 720
Los Angeles, CA 90064

August 30, 2011

Colleen H. Diles
Surveillance Director
FINRA
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

Dear Ms. Diles

Per your request in the letter to me dated August 23, 2011, enclosed you will find the corrected Schedules III and IV (pages 12 and 13) for Triton Pacific Capital, LLC's December 31, 2010 annual filing of audited financial statements. Our auditor Joseph Yafeh, CPA has made these corrections. I am also including new completed Form X-17A-5 Part III Facing Pages.

Please be kind enough to replace these corrected Schedules III and IV (pages 12 and 13) in your copy of Triton Pacific Capital LLC's December 31, 2010 audited financial statements.

Sincerely,

Robert Davis, CEO
Triton Pacific Capital, LLC

cc: 1 copy to –
Securities Exchange Commission (323) 965-3998
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

✓2 copies -
Securities Exchange Commission (202) 551-6551
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd., Suite 720
(No. and Street)

Los Angeles (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Davis 424-442-1380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING SECTION
RECEIVED
2011
Washington, DC
211

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

HEATHER A. ROWLAND
COMM. # 1874643
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 14 2011
WASH, D.C.
211

CALIFORNIA JURAT

State of California

County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me on this 30 day of August, 2011, by

(1) Robert Davis
(name of signer(s))

(2) ____________________
(name of signer(s))

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HEATHER A. ROWLAND
COMM. # 1874643
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 25, 2013

(seal)

____
(signature of notary public)

◆ OPTIONAL INFORMATION ◆

Information below is NOT required by law however may deter fraudulent removal of this form.

DESCRIPTION OF ATTACHED DOCUMENT	RIGHT THUMBPRINT OF SIGNER	CAPACITY CLAIMED BY SIGNER(S)
Oath or Affirmation (Title or type of document) (Title or type of document continued) Number of pages 1 Document Date 8-30-11 (additional information)		☐ Individual(s) ☐ Corporate Officer ____________________ ☐ Partner ☐ Attorney-in-Fact ☐ Trustee(s) ☐ Other: ____________________

TRITON PACIFIC CAPITAL, LLC
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirement is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

TRITON PACIFIC CAPITAL, LLC
Schedule IV – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).